Memorandum of Compliance

                     Outlining Certain Changes Reflected in

             Amendment No. 5 to Registration Statement on Form SB-2

                               SpeechSwitch, Inc.

Set forth below are the responses of SpeechSwitch, Inc. to the comments from the staff of the Division of Corporation Finance (the "Staff") of the Securities and Exchange Commission (the "SEC") with respect to Amendment No.4 to the Registration Statement on Form SB-2 of the Company, which was filed with the SEC on July 28, 2005. For the Staff's convenience, the Staff's comments have been stated below in their entirety, with the responses to a particular comment set out immediately under the comment or comments. The responses described below are contained in Amendment No. 5 to the Registration Statement on Form SB-2 ("Amendment No. 5" or the "registration statement"), which is being filed simultaneously herewith. Capitalized terms used herein are intended to have the meanings ascribed to such terms in the Amendment No. 5.

Summary of the Distribution, page 4

      1. The 100,500-for-one stock split by means of a stock dividend to be effectuated immediately prior to the effective date of registration statement should be retroactively reflected in your financial statements and throughout the prospectus. See SAB Topic 4:C and paragraph 54 of SFAS 128.

Disclosure has been added and/or modified on pages 10, 11, 51, 52, F-3, F-4, F-5, F-13, F-16, F-19, F-20, F-21, F-26, F-27, F-30 and F-42 of the registration statement.